SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
      TO RULE 13d-1(a) AND AMENDED THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No.  )*

                              Mego Financial Corp.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share

-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    585162308
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                                 (CUSIP Number)

                             Richard L. Galin, Esq.
                              Gordon & Silver, Ltd.
                           3960 Howard Hughes Parkway
                                   Ninth Floor
                              Las Vegas, NV  89109

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 15, 2002
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
following  box.  [   ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

----------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP  No.  585162308                 13D                Page  2  of  9  Pages
----------------------------                            -----------------------


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1)     Names  of  Reporting  Persons
       I.R.S.  Identification  Nos.  of  Above  Persons  (entities  only)

                                Susan R. Mardian

--------------------------------------------------------------------------------
2)     Check  the  Appropriate  Box  if  a  Member  of  a Group     (a)    [ ]
                                                                    (b)    [X]
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3)     SEC  Use  Only

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4)     Source  of  Funds  (See  Instructions)
                                     PF, 00

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5)     Check  if  Disclosure  of  Legal Proceeding is Required Pursuant to Items
2(d)  or  2(e)     [   ]

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6)     Citizenship  or  Place  of  Organization

                                     Canada

--------------------------------------------------------------------------------
NUMBER  OF  SHARES     7)   Sole  Voting  Power
BENEFICIALLY  OWNED
BY  EACH  REPORTING               486,375
PERSON  WITH          ---------------------------------------------------------
                       8)   Shared  Voting  Power

                                        0
                      ---------------------------------------------------------
                       9)   Sole  Dispositive  Power

                                  152,820
                      ---------------------------------------------------------
                      10)   Shared  Dispositive  Power

                                  333,555

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
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CUSIP  No.  585162308                    13D               Page 3 of 9  Pages
----------------------------                               --------------------


11)     Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person

                                     486,375

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12)     Check  if  the Aggregate Amount in Row (11) Excludes Certain Shares (See
        Instructions)  [X]

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13)     Percent  of  Class  Represented  by  Amount  in  Row  (11)

                                      7.4%

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14)     Type  of  Reporting  Person  (See  Instructions)

                                       IN
-------------------------------------------------------------------------------

1)     Names  of  Reporting  Persons
       I.R.S.  Identification  Nos.  of  Above  Persons  (entities  only)

       Lori  A.  Mardian
------------------------------------------------------------------------------

2)     Check  the  Appropriate  Box  if  a  Member  of  a Group     (a)    [ ]
                                                                    (b)    [X]

------------------------------------------------------------------------------

3)     SEC  Use  Only
------------------------------------------------------------------------------

4)     Source  of  Funds  (See  Instructions)

                                     PF, 00
------------------------------------------------------------------------------

5)     Check  if  Disclosure  of  Legal Proceeding is Required Pursuant to Items
       2(d)  or  2(e)     [   ]
-------------------------------------------------------------------------------

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CUSIP  No.  585162308                    13D               Page  4  of  9  Pages
----------------------------                               ---------------------


6)     Citizenship  or  Place  of  Organization

          United  States
--------------------------------------------------------------------------------
NUMBER  OF  SHARES     7)   Sole  Voting  Power
BENEFICIALLY  OWNED
BY  EACH  REPORTING               54,041
PERSON  WITH        ------------------------------------------------------------
                       8)   Shared  Voting  Power

                                       0
                    ------------------------------------------------------------
                       9)   Sole  Dispositive  Power

                                  16,980
                    ------------------------------------------------------------
                      10)   Shared  Dispositive  Power

                                  37,061
--------------------------------------------------------------------------------

11)     Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person

                                     54,041

--------------------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

--------------------------------------------------------------------------------

13)     Percent  of  Class  Represented  by  Amount  in  Row  (11)

                                      0.8%

--------------------------------------------------------------------------------

14)     Type  of  Reporting  Person  (See  Instructions)

                                       IN

--------------------------------------------------------------------------------

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CUSIP  No.  585162308                    13D               Page  5  of  9  Pages
----------------------------                               ---------------------


ITEM  1.  SECURITY  AND  ISSUER.

     This statement relates to the common stock, par value $.01 per share, of Mego Financial Corp. (the "Issuer"). The principal executive offices of the Issuer are located at 4310 Paradise Road, Las Vegas, Nevada 89109.

ITEM  2.  IDENTITY  AND  BACKGROUND.

     This Schedule 13D is filed on behalf of Susan R. Mardian and Lori A. Mardian (each, a "Reporting Person" and collectively, the "Reporting Persons"). The Reporting Persons acquired their respective shares of common stock of the Issuer (the "Shares") on August 15, 2002 pursuant to a Sale Agreement, dated April 18, 2002 and amended July 11, 2002 (as so amended, the "Sale Agreement"), by and among the Reporting Persons, the Issuer and Atlantic Development Corporation, a Nevada corporation ("AD"). A copy of the Sale Agreement is filed as Exhibits B and C hereto. Under the Sale Agreement, the Reporting Persons transferred to the Issuer their respective equity interests in AD in exchange for the Shares. Accordingly, the Reporting Persons may be deemed a "group" for purposes of Schedule 13D reporting requirements. Each Reporting Person, however, disclaims beneficial ownership of the Shares acquired and held by the other Reporting Person and disclaims the existence of a group.

     I.   (a)  Name:  Susan  R.  Mardian

          (b) Address: 4132 S. Rainbow Boulevard, PMB #324, Las Vegas, Nevada 89103

          (c) Present principal occupation: Real estate investor and developer. The companies with which Susan Mardian is principally associated are Aspen Self Storage, LLC; Hacienda Decatur, LLC; HK Investments, LLC; Spring Mountain Retail, LLC; Arizona Acreage, LLC; Avalon Self Storage, Inc.; and Arizona Land Development Inc. The principal business of all of these companies is real estate development/investment, and their address is 4132
     S.  Rainbow  Boulevard,  PMB  #324,  Las  Vegas,  Nevada  89103.

          (d) Susan Mardian has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Susan Mardian was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Citizenship:  Canada


II.       (a)  Name:  Lori  A.  Mardian

          (b)  Address:  8062  Arcadian  Lane,  Las  Vegas,  Nevada  89147

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CUSIP  No.  585162308                    13D               Page  6  of  9 Pages
----------------------------                               --------------------


          (c) Present principal occupation: Lori Mardian is employed in accounting with Rainbow Tavern, LLC, 4132 S. Rainbow Boulevard, PMB #324, Las Vegas, Nevada 89103.

          (d) Lori Mardian has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Lori Mardian was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)   Citizenship:  United  States

ITEM  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

      Under the Sale Agreement, Susan Mardian transferred to the Issuer her 90% equity interest in AD in exchange for 486,375 Shares and Lori Mardian transferred to the Issuer her 10% equity interest in AD in exchange for 54,041
Shares. As of the date of the Sale Agreement, AD's assets consisted of 2,019 undeveloped real estate lots of approximately one acre each, located in Mohave County, Arizona, as described in the Sale Agreement (the "One Acre Lots").

ITEM  4.  PURPOSE  OF  TRANSACTION

     The Reporting Persons acquired the Shares for investment purposes. The Reporting Persons or their affiliates may consult with the Issuer and give the Issuer the opportunity to participate with them in certain other future real estate projects. However, neither Reporting Person has current plans or proposals which relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

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CUSIP  No.  585162308                    13D               Page  7  of  9 Pages
----------------------------                               --------------------


     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)     Any  action  similar  to  any  of  those  enumerated  above.

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER.

I.   (a)  Susan  Mardian beneficially owns 486,375 Shares, which constitute
          7.4%  of  the  Issuer's  outstanding  common  stock  ("Common Stock").

     (b) Susan Mardian has the sole power to vote all of the 486,375 Shares and the sole power to dispose of 152,820 Shares. Under the Sale Agreement, some or all of her other 333,555 Shares are subject to reconveyance to the Issuer if certain rights of access, as specified in the Sale Agreement ("Access"), are not obtained for 913 of the One Acre Lots by February 15, 2004. As such, Susan Mardian may be deemed to share with the Issuer the power to dispose of those 333,555 Shares.

     (c) On August 15, 2002, Susan Mardian acquired the 486,375 Shares directly from the Issuer in exchange for her 90% equity interest in AD pursuant to the Sale Agreement.

     (d)  Not  applicable.

     (e)  Not  applicable.


II. (a) Lori Mardian beneficially owns 54,041 Shares, which constitute 0.8% of the Common Stock.

     (b) Lori Mardian has the sole power to vote all of the 54,041 Shares and the sole power to dispose of 16,980 Shares. Under the Sale Agreement, some or all of her other 37,061 Shares are subject to reconveyance to the Issuer if Access is not obtained for 913 of the One Acre Lots by February 15, 2004. As such, Lori Mardian may be deemed to share with the Issuer the power to dispose of those 37,061 Shares.

     (c) On August 15, 2002, Lori Mardian acquired the 54,041 Shares directly from the Issuer in exchange for her 10% equity interest in AD pursuant to the Sale Agreement.

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CUSIP  No.  585162308                    13D               Page  8  of  9  Pages
----------------------------                               ---------------------

     (d)  Not  applicable.


     (e)  Not  applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Sale Agreement provides that if the Reporting Persons do not obtain Access for 913 of the One Acre Lots by February 15, 2004, then the (i) Reporting Persons shall reconvey to the Issuer certain of the Shares and (ii) Issuer shall convey to the Reporting Persons or their assigns those One Acre Lots for which Access has not been obtained. The maximum numbers of Shares held by Susan Mardian and Lori Mardian that are subject to this provision are 333,555 and 37,061 respectively. An aggregate of 411 Shares will be released from this reconveyance contingency for each of those One Acre Lots for which Access is obtained by February 15, 2004.

     Under the Sale Agreement, the Reporting Persons may not sell any of the Shares without first offering those Shares to the Issuer at the then public market price of the Common Stock.

     The Issuer is required under the Sale Agreement to use reasonably diligent efforts to register the Shares, at the Issuer's sole cost and expense, under the Securities Act of 1933, as amended, by December 13, 2002 and to keep such registration current until the Shares are sold or otherwise transferred by the Reporting Persons in conformance with the Sale Agreement.

ITEM  7.     MATERIAL  TO  BE  FILED  AS  EXHIBITS.

   Exhibit  A   Agreement, dated August 23, 2002, between Susan Mardian and Lori
                Mardian  (regarding  joint  filing  of  Schedule  13D).

   Exhibit  B   Sale Agreement, dated April 18, 2002, among Mego Financial
                Corp., Susan  R.  Mardian,  Lori  A.  Mardian  and  Atlantic
                Development  Corporation.

   Exhibit C    Letter agreement, dated July 11, 2002, among Mego Financial
                Corp., Susan  R.  Mardian,  Lori  A.  Mardian  and  Atlantic
                Development  Corporation.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August  23,  2002
                                  _________________________________
                                  Susan  R.  Mardian

                                  _________________________________
                                  Lori  A.  Mardian

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CUSIP  No.  585162308                    13D               Page  9  of  9  Pages
----------------------------                               ---------------------

                                                                  Exhibit  A
                                    AGREEMENT

     The undersigned persons agree that a Schedule 13D, and any amendments thereto, pertaining to the shares of common stock of Mego Financial Corp. beneficially owned by either of said persons shall be jointly filed on behalf of each of them.

     IN WITNESS WHEREOF, each of the undersigned persons has executed this Agreement this 23rd day of August 2002.


                         _________________________________________
                         Susan  R.  Mardian

                         _________________________________________
                         Lori  A.  Mardian

                                                               EXHIBIT B

                                 SALE AGREEMENT

     BY THIS AGREEMENT made this 18th day of April, 2002, MEGO FINANCIAL CORP., a New York corporation ("MEGO") having an address of 4310 Paradise Road, Las Vegas, Nevada 89409, SUSAN R. MARDIAN and LORI A. MARDIAN (the "Mardians"), having an address of 4132 S. Rainbow Blvd., PMB 324, Las Vegas, Nevada 89103, ATLANTIC DEVELOPMENT CORPORATION, a Nevada corporation ("AD"), having an address of 4132 S. Rainbow Blvd., PMB 324, Las Vegas, Nevada 89103, state, confirm and agree as follows:

1.     Recitals.
       --------

1.1     Purchase  of  One  Acre  Lots.
        -----------------------------

1.1.1     The  Mardians  are  the  sole  shareholders  of  AD.

1.1.2 AD owns, as its sole assets, 1,510 duly platted, one acre, approximate, lots known as Units 5, 6 and 7 of Lake Mead Ranchos and 509 duly platted one acre, approximate, lots known as Sunny Lake Ranchos Unit 1, each more particularly described on Exhibit "A" attached hereto (collectively, the "One Acre Lots").

1.1.3 The One Acre Lots in Unit 6 of Lake Mead Ranchos and the Sunny Lake Ranchos Unit 1 One Acre Lots do not have permanent, insurable, legal access ("Access") as required by the Arizona Department of Real Estate ("ADRE") for registration thereof and the issuance of a Public Report necessary for the sale thereof to the general public pursuant to, and in compliance with local, state and federal law including the Interstate Land Sales Full Disclosure Act (a "Public Report"). For the purposes hereof, the term "Public Report" shall mean a Public Report in form and content satisfactory to MEGO, in MEGO's reasonable discretion.

1.1.4 Lake Mead Ranchos Units 5 and 7 have Access and AD, through Preferred Equities Corporation, a Nevada corporation ("PEC"), is in the process of registering these One Acre Lots and securing Public Reports.

1.1.5 The Mardians are in the process of obtaining Access for Lake Mead Ranchos Unit 6 One Acre Lots and the Sunny Lakes Ranchos Unit 1 One Acre Lots. Upon obtaining Access, MEGO will apply for Public Reports for such One Acre Lots.

1.1.6 MEGO desires to acquire the One Acre Lots by acquisition of all issued and outstanding stock of AD ("AD Stock") on the terms and conditions set forth herein.

2.     Purchase  of  AD  Stock.
       -----------------------

2.1 On and subject to the terms and conditions set forth herein, MEGO agrees to acquire, through an exchange of stock pursuant to the terms and conditions of this Agreement and Mardians agree to sell, through an exchange of stock pursuant to the terms and conditions of this Agreement all right, title and interest in the One Acre Lots.

2.2 The purchase price for the AD Stock shall be paid by delivery to the Shareholders of shares of MEGO Stock ("MEGO Stock") at a value of $6.00 per share as follows:

          (i) For those One Acre Lots in Lake Mead Ranchos Units 5 and 7 which currently have Access, a total of 169,800 shares of MEGO Stock restricted as set forth below.

          (ii) For the One Acre Lots in Lake Mead Rancho Unit 6 and Sunny Lake Ranchos Unit 1, a total of 370,616 shares of Mego Stock restricted as set forth below.


     If,  however,  shares of MEGO Stock are not traded at $6.00 or more for ten
(10) consecutive days during which the MEGO Stock is traded within 24 months after the Stock Closing, MEGO will issue additional MEGO Stock to the Mardians in an amount determined by the market value of MEGO's common stock at the closing of NASDAQ trading on the day prior to the Stock Closing divided into $3,242,496 minus 540,416.

2.3     (a)     The  MEGO Stock issued pursuant to Section 2.2(i) above shall be subject  to  the  following  restrictions:

          THE SHARES REPRESENTED BY THIS CERTIFICATE ARE RESTRICTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, ( THE "ACT") AND MAY NOT BE OFFERED, SOLD OR OTHERWISE DISPOSED OF UNLESS AND UNTIL REGISTERED UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL TO THE HOLDER OF THESE SHARES IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER, THAT SUCH OFFER, SALE, TRANSFER OR OTHER DISPOSITION IS EXEMPT FROM REGISTRATION OR IS OTHERWISE IN COMPLIANCE WITH THE ACT AND SUCH LAWS.

(b) The Mego Stock issued pursuant to Section 2.2(ii) above shall be restricted as shown in Section 2.3(a) above and as follows:

          THE SHARES REPRESENTED BY THIS CERTIFICATE ARE RESTRICTED PURSUANT TO THE TERMS AND CONDITIONS OF THAT CERTAIN SALE AGREEMENT DATED April
          18, 2002. A COPY OF THE AGREEMENT MAY BE OBTAINED FROM THE SECRETARY OF THE ISSUER.

     The foregoing legend in this Section 2.3(b) shall be removed from time to time when the Mardians have provided Access to one or more One Acre Lots in Lake Mead Ranchos Unit 6 and Sunny Lake Ranchos Unit 1 over a route satisfactory to MEGO. For each One Acre Lot in Ranchos Unit 6 and Sunny Lake Ranchos Unit 1 for which Access is obtained, 411 shares of Mego Stock shall be released from the restriction set forth in this Section 2.3(b) with the balance of the shares to be released from said restriction as such time as all One Acre Lots have Access. Mardians shall obtain such Access not later than 18 months after the Stock Closing. In the event said Access is not obtained for some or all of the One Acre Lots within this period, Mardians shall reconvey all shares restricted as set forth in this Section 2.3(b) to Mego and Mego shall convey all One Acre Lots without Access to the Mardians or their assigns.

2.4 MEGO shall use reasonably diligent efforts to register the shares of MEGO Stock issued pursuant hereto with the Securities Exchange Commission within 120 days after the Stock Closing. Registration will be done under THE ACT in accordance with federal and applicable state law. MEGO shall indemnify and hold the Mardians harmless against any claim or loss suffered or incurred by the Mardians as a result of MEGO's errors or omissions in such registration. The registration shall be completed at MEGO's sole cost and expense. The registration shall be kept current by MEGO until all of the MEGO Stock is sold or otherwise transferred by the Mardians in conformance with this Agreement.

2.5 The consummation of the purchase of the AD Stock as contemplated herein (the "Stock Closing"), shall occur on or before May 1, 2002, provided, however, if the Public Reports have not been issued for the Lake Mead Ranchos Units 5 and 7 One Acre Lots by such date, the Stock Closing may be extended by MEGO from day to day, at MEGO's option, until the Public Reports are issued.

2.6 MEGO shall be deemed to have extended the Stock Closing each day unless MEGO gives the Mardians written notice of termination hereof, in which event the parties shall be under no further obligation to each other. This Agreement shall expire automatically if the Public Reports for Lake Mead Ranchos Units 5 and 7 are not issued to MEGO's reasonable satisfaction on or before July 15, 2002, and the parties shall have no further obligations or liabilities hereunder.

2.7 At the Stock Closing, the certificates represented by the AD Stock shall be endorsed in blank, or accompanied by stock powers duly executed in blank by the Mardians transferring all of the AD Stock owned by the Mardians to MEGO or its assigns. At the Stock Closing, Mardians shall deliver to MEGO originals of the Articles of Incorporation, Bylaws, Minute Books, Stock Records, and all other documents pertaining to AD.

2.8 At the Stock Closing, Mardians shall deliver to MEGO, at Mardians cost, an extended coverage title insurance policy issued by a title company satisfactory to MEGO in the amount of $3,242,496 insuring that AD holds fee title to the One Acre Lots free and clear of all matters except those matters set forth on Exhibit "B" (the "Permitted Exceptions") and permanent, legal access over a route satisfactory to MEGO.

2.9 Mardians shall not sell any shares of the MEGO Stock without first offering such shares to MEGO at the then public market price of the stock and the failure of MEGO to accept such offer at the then public market price of the MEGO shares, in writing within 10 days thereafter. Mardians may gift up to 100,000 shares of the MEGO Stock without first offering same to MEGO for acquisition, subject to all donees accepting the MEGO stock as then restricted.

2.10 MEGO acknowledges that the One Acre Lots are subject to a lien ("Lien") pursuant to which the One Acre Lots may be released for $200,000. At the Stock Closing, MEGO shall pay to Mardians $200,000 and simultaneously therewith Mardians shall cause the One Acre Lots to be released from such lien.

3.     Access.

3.1 Mardians shall use their best efforts to obtain Access for those One Acre Lots without required Access, as soon as possible after the Stock Closing. Access shall be obtained at the Mardians sole cost and expense. All information and filings submitted by Mardians in connection therewith shall be true, complete and in compliance with applicable law and regulatory procedures and policies sufficient to obtain a Public Report.

4.     INTENTIONALY  OMITTED.
       ----------------------

5.     Representations  and  Warranties.
       --------------------------------

     AD and the Mardians, jointly and severally, represent and warrant as of the date hereof and as of Stock Closing, as follows:

5.1 This Agreement is valid and binding against the Mardians and AD and neither the execution nor delivery of this Agreement by such parties will constitute a material default under any contract, decree or obligation to which any of them is bound. This Agreement is enforceable severally against the Mardians and AD in accordance with its terms.

5.2 AD is a corporation duly organized and existing, in good standing under the applicable laws of the state of formation. AD has the full corporate power and authority to carry on its business as now conducted and to own and operate the properties and assets now owned or leased by it. AD is duly qualified to transact business in those states where in which the business or ownership of property makes it necessary so to qualify.

5.3 Each of the Mardians has the full right and title to the AD Stock to be sold pursuant hereto and the AD Stock constitutes all the AD Stock which each of the Mardians own. Each of the Mardians holds its AD Stock free and clear of all liens, encumbrances, restrictions and claims of every kind. Each of the Mardians has the legal right, power and authority to enter into this Agreement and to sell, assign, transfer and convey the AD Stock owned by her and to sell, assign, transfer and convey the AD Stock by her and the delivery to MEGO of the AD Stock pursuant hereto will transfer to MEGO valid title thereto, free and clear of all liens, encumbrances, restrictions and claims of every kind. There are no outstanding options, warrants, rights, calls, commitments, conversion rights, rights of exchange, plans or other agreements of any character providing for the purchase and sale of any AD Stock by any of the Shareholders.

5.4 The AD Stock transferred pursuant hereto to MEGO constitutes the only outstanding shares of the stock of AD of any nature whatsoever, voting and non-voting. The AD Stock is fully paid and assessable and validly issued. All

AD Stock is certificated and AD has executed and delivered no certificates for shares in excess of the number of shares of AD Stock transferred pursuant hereto. There are no treasury shares.

5.5 The execution, delivery and performance of this Agreement by AD has been duly authorized by the Board of Directors and all other corporate approvals have been obtained. The execution, delivery and performance by the Mardians and AD will not result in the violation or breach of any term or provisions of charter instruments or constitute a default under any indenture, mortgage, deed of trust or other contract and will not cause the creation of a lien or encumbrance on any properties owned by or leased to or by AD.

5.6 AD has no liabilities or obligations of any nature (whether accrued, contingent or otherwise).

5.7 The only assets of AD are the One Acre Lots and such lots are free and clear of all matters except the Lien and Permitted Exceptions.

5.8 In all material respects, financial statements, if any, submitted to MEGO are true, complete and correct and fairly and accurately present the financial condition of AD.

5.9 AD (and any transferee and successor) has timely filed all federal, state, or local tax returns, reports and forms, has followed in the preparation of such returns, methods of accounting accepted by law and paid all taxes owing and there are no deficiencies, fines, penalties or interest owing thereon. The Mardians have paid or will pay by the date of the Stock Closing, any property taxes or assessments on the One Acre Lots. No examinations, audit or inquiry of any tax return, federal, state, local or otherwise is in progress nor has AD or the Mardians received any notice of such inquiry, audit or examination. There are no outstanding agreements or waivers extending the statutory period of limitation applicable to any tax return of AD.

5.10     There are no accounts receivable, unbilled invoices and other debts due
AD.

5.11 AD is not a party to any agreements, contracts or understandings oral or written.

5.12 There are no lawsuits, arbitration actions or other proceedings (equitable, legal, administrative or otherwise) pending or threatened and there are no investigations pending or threatened.

5.13 Except as set forth below, AD and Mardians owe no fees or commissions or other compensation or payments to any broker, finder, financial consultant or similar person claiming to have been employed or retained by or on behalf of AD or Mardians in connection with this Agreement or transactions completed hereby.

5.14     The  Company  has  no  employees  or  former  employees.

5.15 To the best of Mardians' knowledge, AD has conducted and continues to conduct its business in compliance with all applicable statutes, orders, rules and regulations including, without limitation, air, water, toxic, hazardous or toxic substances, noise or solid gaseous or liquid waste generation handling storage or transportation and any laws, rules and regulations governing the sale of property or marketing thereof.

5.16 AD has not directly or indirectly engaged in or been a party to bribes, kickbacks or gratuities to secure favorable treatment or made any contribution to a political party, candidate of office holder, receiving or disbursing monies, the actual nature of which has been improperly disguised or intentionally misrecorded or improperly omitted.

5.17     AD  has  no  insurance  policies.

5.18 AD has delivered to MEGO true, accurate and complete copies of the Articles of Incorporation and Bylaws of AD together with all amendments thereto.

5.19 The Minute books of AD provided to MEGO at Closing are the correct and only such minute books and do and will contain complete and accurate records of all proceedings and actions at all meetings, including written consent in lieu of meetings. The stock records of AD delivered to MEGO at the Stock Closing are the current and only such stock records and accurately reflects all issues and transfers of AD.

5.20 No consent, approval or authorization of, or notification to or registration with any governmental authority is required in connection with the execution, delivery and performance of this Agreement by Mardians or AD.

5.21 Except for the issuance of a Public Report, AD has all required licenses, certifications, approvals, authorizations and permits necessary to conduct its business and has been in full compliance therewith.

5.22 Mardians represent and warrant that they are in receipt of and have carefully read and understand the following offering material ("Offering Material"):

               (a) MEGO's Annual Report on Form 10-K for the year ended August 31, 2001;

               (b) MEGO's Quarterly Report on Form 10-Q for the quarter ending November 30, 2001; and

               (c) Such other information as they have requested in order to evaluate their investment in MEGO.

5.23 Mardians acknowledge that they have had the opportunity to obtain additional information beyond the Offering Material in order to verify the information contained in the Offering Material and to evaluate the risks of an investment in the MEGO Stock. With respect to individual or partnership tax and other economic considerations involved in this investment, Mardians are not relying on MEGO (or any agent or representative of MEGO). Mardians have carefully considered and have to the extent Mardians believe such discussion necessary, discussed with Mardians' legal, tax, accounting and financial advisers the suitability of an investment in the MEGO Stock for Mardians' particular tax and financial information.

5.24 Mardians acknowledges that they have had the opportunity to ask questions of and receive answers from qualified representatives of MEGO concerning the terms and conditions of this Agreement and of the MEGO Stock to be issued hereunder, as well as the information contained in the Offering Material, and it has been granted access, prior to subscribing to the MEGO Stock and prior to the purchase thereof, to all books, records and documents of MEGO and it subsidiaries.

5.25 Mardians acknowledge that they are sophisticated investors familiar with the type of risks inherent in the acquisition of securities such as the MEGO Stock and that, by reason of their knowledge and experience in financial and business matters in general, and investments of this type in particular, and the knowledge and experience in financial and business matters of their representatives and agents, it is capable of evaluating the merits and risks of an investment by them in the MEGO Stock.

5.26 Mardians' financial condition is such that they are under no present need, in order to satisfy any existing or contemplated understanding or indebtedness, to dispose of any portion of the MEGO Stock which it is purchasing hereunder. Mardians are able to bear the economic risk of an investment in the MEGO Stock, including, without limiting the generality of the foregoing, the risk of losing part or all of its investment in the MEGO Stock and its probable inability to sell or transfer the MEGO Stock for an indefinite period of time.

5.27 Mardians are not acquiring the MEGO Stock for the purpose of or in connection with any distribution within the meaning of the Securities Act of 1933 (the "Act") or other securities laws in violation of the Act or other securities laws.

5.28 Mardians understand that, because the MEGO Stock has not been registered under the Act or other securities laws, the MEGO Stock therefor must be held indefinitely unless the MEGO Stock is subsequently registered under the Act and other securities laws or until an exemption from such registration thereunder is available.

5.29 Mardians are aware that any sales which may be made in reliance upon Rule 144 promulgated under the Act, may be made only if MEGO is in compliance with the reporting and other requirements under Rule 144, and then only in limited amounts, after the required holding periods, and otherwise in accordance with the terms and conditions of Rule 144.

5.30 Mardians acknowledge that they are each an "accredited investor" within the meaning of Rule 501(a) of Regulation D promulgated under the Act.

5.31 Mardians recognize that investment in the MEGO Stock involves substantial risks. Mardians further recognize that no federal or state agencies have passed upon this offering of the MEGO Stock or made any findings or determinations to the fairness of this investment.

5.32 Mardians are not subscribing for the MEGO Stock as a result of or subsequent to any advertisement, article, notice of other communication published in any newspaper, magazine, or similar media or broadcast over television or radio or presented at any seminar.

5.33 Mardians acknowledge that MEGO has relied on the representations contained herein and that the statutory basis for exemption from the requirements of Section 5 of the Act may not be present if, notwithstanding such representations, Mardians were acquiring the MEGO Stock for resale or distribution upon the occurrence or non-occurrence of some predetermined event.

5.34 Other than as stated in this Agreement, neither Mardians nor any of their affiliates (as such term is defined in Rule 12b-2 of the Securities Exchange Act of 1934 (the "Exchange Act")) ("Affiliates") or representatives are party to, or are bound by any contract, agreement, arrangement or understanding (whether written or not) with respect to MEGO or any of its subsidiaries or any securities of MEGO or any of its subsidiaries, including without limitation, any
(i) contract, agreement, arrangement or understanding (whether written or not) which requires such party to (x) repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity or voting interest in, MEGO or any of its subsidiaries or (y) vote or dispose of any shares of capital stock of, or other equity or voting interest in MEGO or any of its subsidiaries or (ii) irrevocable proxy, voting agreement or similar agreement, arrangement or understanding (whether written nor not) with respect to any shares of capital stock of MEGO or any of its subsidiaries.

5.35 The execution, delivery and performance of this Agreement by the Mardians, and the taking of all action contemplated hereby and the other ancillary agreements contemplated hereby, will not result in any violation of or conflict with or constitute a default under any term of any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to it (which violation or conflict would materially and adversely affect the property, business, operations or financial condition of Mardians), or result in the creation of any mortgage, lien, charge or encumbrance upon any of the properties or assets of Mardians pursuant to any such term.

5.36 To the best of the Mardians' knowledge, neither Mardians nor AD has placed, stored, discharged or otherwise released, nor to the best of Mardians' knowledge, has any other party placed, stored, discharged or otherwise released, nor are there present, upon or under the One Acre Lots, any asbestos containing materials, asbestos fibers, urea formaldehyde, VXKV biphenyls ("PCBs), petroleum, its derivatives, by-products or other hydrocarbons, explosives, radioactive materials, hazardous wastes, toxic or dangerous materials or substances including without limitation, substances defined as "hazardous substances," "hazardous wastes," "hazardous materials," toxic substances" or "solid waste" in any federal state or local statute, law, ordinance, code, rule, regulation or decree, relating to imposing liability or standards of conduct concerning hazardous, dangerous or toxic materials waste or substances.

5.37 Mardians agree that their representations and warranties contained in this Agreement shall survive the Stock Closing for the respective periods shown in 13.17 of this Agreement.

6.     Indemnity.
       ---------

6.1 Each of the Mardians, and Leonard Mardian jointly and severally, hereby defend, indemnify and hold MEGO, its directors, officers, employees, agents and contractors harmless from any breach of the representations, warranties and covenants herein or any other liability, obligation, loss, claim, demand, costs, expenses and fees (including reasonable attorneys' fees) arising prior to the Stock Closing and all suits, actions, proceedings, demands, judgments, costs and expenses incident thereto, including but not limited to any action or matter involving AD, the AD Stock and/or the One Acre Lots. If a claim is made against MEGO for which it is indemnified, MEGO will (i) notify Mardians; (ii) conduct its own defense; (iii) be reimbursed by the Mardians for all costs and fees (including attorneys' fees), monthly or upon settlement; and (iv) have the right to settle the claim with the consent of Mardians not to be unreasonably withheld or delayed.

7.     Entry;  Documents.
       -----------------

7.1 Prior to the Stock Closing, MEGO, its contractors, agents or representatives shall be entitled to enter the One Acre Lots and conduct such testing, investigations, studies, and analysis as it deems appropriate. MEGO shall indemnify and hold the Mardians harmless for any damage to the One Acre Lots or for any injury suffered by a person lawfully on the One Acre Lots as a result of MEGO's activities.

7.2 Mardians shall deliver to MEGO within five (5) days after execution hereof copies of the Articles of Incorporation, Bylaws, Minute Book of AD and similar materials and all reports, studies, analysis, surveys, environmental audits and other written materials concerning the One Acre Lots and AD in the possession of Mardians, AD, or any affiliate thereof. If Mardians, AD or any affiliates thereof come into possession of any additional written materials thereafter, they shall promptly deliver such materials to MEGO.

8.     Representations  and  Warranties  of  MEGO.
       ------------------------------------------

MEGO  represents  and  warrants  to  the  Mardians  and  AD  that:

8.1 MEGO is duly organized and existing, in good standing under the laws of its state formation. MEGO has full corporate power and authority to carry on its business as now conducted. MEGO is duly qualified to do business in Nevada and in all states and jurisdictions in which the business or ownership of MEGO's properties or assets make it necessary to qualify.

8.2 The execution, delivery and performance of this Agreement have been duly authorized by MEGO's Board of Directors. This Agreement is valid and binding upon MEGO and is enforceable against MEGO in accordance with its terms, subject to bankruptcy, reorganization, insolvency, fraudulent conveyance, moratorium, receivership or other similar laws relating to or affecting creditor rights generally.

8.3 Neither the execution nor delivery of this Agreement by MEGO, nor the performance by MEGO of any of the covenants or obligations to be performed by MEGO hereunder, will result in any violation of any order, decree or judgment of any court or other governmental body or statute or law applicable to MEGO or of any terms of the Articles of Organization or Bylaws or constitute a default under any indenture, mortgage, deed of trust or other contract to which MEGO is a party.

8.4 Except as set forth herein, no consent, approval or authorization of, or notification to, or registration with any governmental authority, either federal, state or local is required in connection with the execution, delivery, and performance of this Agreement by MEGO.

8.5 Except as set forth below, MEGO has not entered into any obligations to pay any fee or commission to any broker, finder or intermediary for, or on account of the transactions contemplated by this Agreement.

8.6 All fillings by MEGO with Securities Exchange Commission are current and will remain current.

8.7 The representations and warranties of MEGO contained in this Agreement shall survive the Stock Closing for the period of time shown in 13.17 of this Agreement.

8.8 MEGO shall indemnify and hold Mardians harmless from and against any action, damages or injuries incurred by the Mardians and assigns from MEGO's inaccurate statements or omissions in a Public Report or registration of the MEGO Stock.

8.9 For so long as the Mardians own any of the MEGO Stock, MEGO shall remain in compliance with Rule 144 reporting and other requirements.

9.     Operating  Covenants.
       --------------------

9.1 AD and Mardians shall not engage in any activity, including, without limitation, the marketing of the One Acre Lots, except registering such Lots, through PEC, with the appropriate authorities and obtaining a Public Report therefor.

10.     Conditions  Precedent  to  Obligations.
        --------------------------------------

10.1     MEGO  shall  not  be  obligated to consummate the Stock Closing unless:

10.1.1     AD  and  Mardians  are  not  in  default  hereunder.

10.1.2 AD and Mardians deliver to MEGO a certificate that all representations and warranties set forth in this Agreement are true and correct.

10.1.3 Each of the Mardians shall deliver to MEGO all AD Stock free and clear of any liens, encumbrances and obligations.

10.1.4 AD and Mardians shall have obtained Property Reports for all One Acre Lots in Units 5 and 7 of Lake Mead Ranchos, which said Property Reports shall be reasonably satisfactory to Mego.

10.1.5 There shall not have occurred any material adverse change in the assets, business, condition or prospects of AD.

10.1.6 Subject to MEGO's $200,000.00 cash payment at the Stock Closing, all One Acre Lots are to be free of all liens and encumbrances other than Permitted Encumbrances.

The foregoing conditions are solely for the benefit of MEGO and MEGO shall be entitled to consummate this transaction despite the failure of any condition. If any condition is unfulfilled at the Stock Closing, MEGO shall be entitled, in addition to any other remedy herein, to terminate this Agreement by written notice to the Mardians. Failure by MEGO to terminate shall not be deemed a waiver of any default hereunder.

     Mardians shall not be obligated to consummate the Stock Closing unless MEGO, on the Stock Closing date, delivers a certificate to the Mardians in conformance with 10.1.2 of this Agreement and delivers the MEGO Stock subject only to the restrictions shown in 2.3(a) and (b) of this Agreement, as applicable.

11.     Company  Board  of  Directors.
        -----------------------------

11.1 On the Stock Closing, the Board of Directors and officers of AD shall consist of such persons as MEGO shall select and resignations of existing directors and officers will be delivered to MEGO as requested.

12.     Risk  of  Loss.
        --------------

12.1 The risk of loss or destruction of all or any part of any of the AD's properties or assets prior to the Stock Closing from any cause (including, without limitation, fire, theft, acts of God or public enemy) shall be upon the AD and the Mardians. Such risk shall be upon MEGO if such loss occurs after the Stock Closing.

13.     Miscellaneous.
        -------------

13.1     Binding  Agreement.  The  parties  covenant  and  agree  that  this
         ------------------
Agreement, when executed and delivered by the parties, will constitute a legal, valid and binding agreement between the parties and will be enforceable in accordance with its terms.

13.2     Assignment.  This  Agreement  and all of the provisions hereof shall be
         ----------
binding upon and inure to the benefit of the parties hereto, their legal representatives, successors and assigns. In no event shall the Mardians or AD assign their respective rights or obligations hereunder, either directly or indirectly.

13.3     Entire  Agreement.  This  Agreement  and  its  exhibits  and  schedules
         -----------------
constitute the entire contract among the parties hereto with respect to the subject matter thereof, superseding all prior communications and discussions and no party hereto shall be bound by any communication on the subject matter hereof unless such is in writing signed by any necessary party thereto and bears a date subsequent to the date hereof. The exhibits and schedules shall be construed with and deemed as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein. Information set forth in any exhibit, schedule or provision of this Agreement shall be deemed to be set forth in every other exhibit, schedule or provision of this Agreement and therefore shall be deemed to be disclosed for all purposes of this Agreement.

13.4     Modification.  This  Agreement  may  be  waived,  changed,  amended,
         ------------
discharged or terminated only by an agreement in writing signed by the party against whom enforcement of any waiver, change, amendment, discharge or termination is sought.

13.5     Notices.  All notices, requests, demands and other communications shall
         -------
be in writing and may be given by overnight courier, personal delivery or facsimile and deemed to have been duly given three (3) days after postmark of deposit in the United States mail, if mailed, certified or registered mail, postage prepaid:
          If  to  AD  or  the  Mardians:

            4132  S.  Rainbow  Blvd.
            PMB  324
            Las  Vegas,  Nevada  89103
            Attn:  Susan  Mardian

         If  to  Mego:

            4310  Paradise  Road
            Las  Vegas,  Nevada  89104
            Attn:  Jon  A.  Joseph

         With  a  copy  to:

            Quarles  &  Brady  Streich  Lang,  LLP
            Renaissance  One
            Two  North  Central  Avenue
            Phoenix,  AZ  85004
            Attn:  Bruce  B.  May,  Esq.

or to such other address as any party shall designate to the other in writing. The parties shall promptly advise each other of changes in addresses for such notices.

13.6     Choice  of  Law.  This  Agreement  shall  be  governed  by,  construed,
         ---------------
interpreted  and  enforced  according  to  the  laws  of  the  State  of Nevada.

13.7     Severability.  If  any  portion  of  this  Agreement  shall  be finally
         ------------
determined by any court or governmental agency of competent jurisdiction to violate applicable law or otherwise not to conform to requirements of law and, therefore, to be invalid, the parties will cooperate to remedy or avoid the invalidity, but, in any event, will not upset the general balance of relationships created or intended to be created between them as manifested by this Agreement and the instruments referred to herein. Except insofar as it would be an abuse of the foregoing principle, the remaining provisions hereof shall remain in full force and effect.

13.8     Other  Documents.  The  parties  shall  upon  reasonable request of the
         ----------------
other, execute such documents as may be necessary or appropriate to carry out the intent of this Agreement.

13.9     Headings  and  the  Use of Pronouns.  The paragraph headings hereof are
         -----------------------------------
intended solely for convenience of reference and shall not be construed to explain any of the provisions of this Agreement. All pronouns and any variations thereof and other words, as applicable, shall be deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or matter may require.

13.10     Time  is  of  the  Essence.  Time is of the essence of this Agreement.
          --------------------------

13.11     No  Waiver  and  Remedies.  No  failure  or delay on a parties part to
          -------------------------
exercise any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by a party of a right or remedy hereunder preclude any other or further exercise. No remedy or election hereunder shall be deemed exclusive but it shall, where ever possible, be cumulative with all other remedies in law or equity.

13.12     Counterparts.  This  Agreement  may  be  executed  in  two  or  more
          ------------
counterparts, and by the different parties hereto on separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

13.13     Further Assurances.  Each of the parties hereto shall use commercially
          ------------------
practicable efforts to fulfill all of the conditions set forth in this Agreement over which it has control or influence (including obtaining any consents necessary for the performance of such party's obligations hereunder) and to consummate the transactions contemplated hereby, and shall execute and deliver such further instruments and provide such documents as are necessary to effect this Agreement.

13.14     Rules of Construction.  The normal rules of construction which require
          ---------------------
the terms of an agreement to be construed most strictly against the drafter of such agreement are hereby waived since each party has been represented by counsel in the drafting and negotiation of this Agreement. Any representation, warranty or agreement of the Mardians shall be joint and several.

13.15     Third  Party  Beneficiaries.  Each party hereto intends this Agreement
          ---------------------------
shall not benefit or create any right or cause of action in or on behalf of any person other than the parties hereto.

13.16     Commissions.  At  such  time as and only if Stock Closing occurs, MEGO
          -----------
shall be responsible for a finders fee of $40,752 to Industrial Properties Group (Al Kingham) (the "Broker") and Mardians shall be responsible for a finders fee of 4% of the sales price to be delivered in a form to be agreed between Mardians and Broker. At such time as and only if the Mardians provide Ranchos Unit
6/Sunny Lake Ranchos Access, MEGO shall be responsible for a finders fee to Broker of $88,948.00 and Mardians shall be responsible for a finders fee to Broker of $88,948.00.

     Survival  of  Representations  and  Warranties.  Notwithstanding  anything
     ----------------------------------------------
herein to the contrary, any representation, warranty and indemnity in connection therewith and covenants by Mardian, AD or MEGO shall expire five (5) years from the date of the Stock Closing.

13.17 IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date written above.

ATLANTIC  DEVELOPMENT                    MEGO  FINANCIAL  CORPORATION,
CORPORATION,  a  Nevada  corporation     a  New  York  corporation


By: _______________________________      By: ______________________
Name:  Susan  R.  Mardian                Name:  Gregg  A.  McMurtrie
Its:  President                          Title:  Executive  Vice  President


__________________________________
SUSAN  R.  MARDIAN


__________________________________
LORI  A.  MARDIAN


__________________________________
LEONARD  K.  MARDIAN

For  the purposes of being bound only pursuant to Section 6.1 of this Agreement.

                                   EXHIBIT "A"
                                   -----------



PARCEL  1  (541  Lots)
----------------------

Lots 3688 through 4228, inclusive, of Lake Mead Ranchos Unit 5, according to the plat thereof, recorded June 20, 1961, at Fee No. 104507, in the office of the County Recorder of Mohave County, Arizona.

Except therefrom, all coal, oil, gas and mineral deposits as reserved in Instrument recorded in Book 86 of Deeds, Page 49.

PARCEL  2  (402  Lots)
----------------------

Lots 4229 through 4281, inclusive, and lots 4283 through 4631, inclusive, of Lake Mead Ranchos Unit 6, according to the plat thereof, recorded June 20, 1961, at Fee No. 104508, in the office of the County Recorder of Mohave County, Arizona.

Except therefrom, all coal, oil, gas and mineral deposits as reserved in Instrument recorded in Book 86 of Deeds, Page 49.

PARCEL  3  (567  Lots)
----------------------

Lots 4633, 4635 through 4649, inclusive, 4654 through 4662, inclusive, 4664 through 4679, inclusive, 4681, 4682, 4684 through 4689, inclusive, 4692 through 4716, inclusive, 4718 through 4728, inclusive, 4730 through 4785, inclusive, 4787, 4789 through 4792, inclusive, 4794, 4796 through 4810, inclusive, 4812 through 4824, inclusive, 4826 through 4846, inclusive, 4849 through 4865, inclusive, 4867 through 4871, inclusive, 4874 through 4884, inclusive, and 4886 through 5223, inclusive, of Lake Mead Ranchos Unit 7, according to the plat thereof, recorded June 20, 1961, at Fee No. 104509, in the office of the County Recorder of Mohave County, Arizona.

Except therefrom, all coal, oil, gas and mineral deposits as reserved in Instrument recorded in Book 86 of Deeds, Page 49.

PARCEL  4  (511  Lots)
----------------------

Lots 28 through 31, inclusive, 34 through 48, inclusive, 50 through 74, inclusive, 80 through 100, inclusive, 105 through 126, inclusive, 132 through 154, inclusive, 159 through 391, inclusive, 393 through 413, inclusive, 426, and 437 through 582, inclusive, of Sunny Lakes Ranchos Unit 1, according to the plat thereof, recorded December 19, 1961, at Fee No. 108884, in the office of the County Recorder of Mohave County, Arizona.

Except therefrom, all coal, oil, gas and mineral deposits as reserved in Instrument recorded in Book 86 of Deeds, Page 49.

ALL AS MORE FULLY SET FORTH IN WARRANTY DEED FROM ARIZONA ACREAGE, LLC, A NEVADA LIMITED LIABILITY COMPANY TO ATLANTIC DEVELOPMENT CORP., A NEVADA CORPORATION, RECORDED MARCH 5, 2002 AS DOCUMENT NUMBER 2002014368 IN BOOK 4012, PAGE 174, IN THE OFFICE OF THE COUNTY RECORDER OF MOHAVE COUNTY, ARIZONA.

                                   EXHIBIT "B"
                                   -----------
                              PERMITTED EXCEPTIONS

                                    Exhibit B

                                                         Order No. 291-00-169547
                                                         --------

Part  One:

1. Taxes or assessments which are not shown as existing liens by the records of any taxing authority that levies taxes or assessments on real property or by the public records.

     Proceedings by a public agency which may result in taxes or assessments, or notices of such proceedings, whether or not shown by the records of such agency or by the public records.

2. Any facts, rights, interests or claims which are not shown by the public records but which could be ascertained by an inspection of the land or by making inquiry of persons in possession thereof. *

3. Easements, liens or encumbrances, or claims thereof, which are not shown by the public records.

4. Discrepancies, conflicts in boundary lines, shortage in area, encroachments or any other facts which a correct survey would disclose, and which are not shown by the public records.

5. (a) Unpatented mining claims; (b) reservations or exceptions in patents or in Acts authorizing the issuance thereof; (c) water rights, claims or title to water.

6. Any lien, or right to a lien, for services, labor or material, theretofore or hereinafter furnished, imposed by law and not shown by the public records.

* On the Stock Closing Date, that certain Grazing Lease which affects the One Acre Lots shall be terminated so as not to affect the One Acre Lots.

                                    Exhibit B

                                                        Order No. 291-000-169547
                                                        --------

Part  Two:

(All recording dates refer to records in the office of the County Recorder in the County in which the land is situated.)

EXCEPTIONS:

1. Taxes for the full year of 2002. (The first half is due October 1, 2002 and is delinquent November 1, 2002. The second half is due March 1, 2003 and is delinquent May 1, 2003.)

2. All matters as set forth in the Covenants, Conditions, and Restrictions in instrument recorded in Docket 138, Page 472, but deleting any covenant, condition or restriction indicating a preference, limitation or discrimination based on race, color, religion, sex, handicap, familial status or national origin to the extent such covenants, conditions or restrictions violate 42 USC 3604(c). (Parcel No. 2)

3. Easements, restrictions, reservations, conditions and set-back lines as set forth on the plat, recorded at Fee Nos 61-104507 and 61-104509, but deleting any covenant, condition or restriction indicating a preference, limitation or discrimination based on race, color, religion, sex, handicap, familial status or natural origin to the extent such covenants, conditions or restrictions violate 42 USC 3604 (c).

4. The right to enter upon said land and prospect for, mine and remove all coal, oil, gas and other mineral deposits, as reserved in instrument recorded in Book 86 of Deeds, Page 49.

VIA  FACSIMILE  (702)  562-0852
AND  U.S.  MAIL

July  11,  2002

Leonard,  Susan  and  Lori  Mardian
Atlantic  Development  Corporation
4132  S.  Rainbow  Blvd.
PMB  324
Las  Vegas,  Nevada  89103

RE:     Amendment  to  Sale  Agreement  and  Conditional  Closing

Dear  Leonard,  Susan  and  Lori,

Reference is made to that certain SALE AGREEMENT ("Agreement") dated April 18, 2002, by and between MEGO FINANCIAL CORP. ("Mego"), SUSAN R. MARDIAN, LORI A. MARDIAN and ATLANTIC DEVELOPMENT CORPORATION ("AD"). LEONARD K. MARDIAN executed the Agreement for the purpose of being bound only pursuant to Section
6.1 of the Agreement. All terms as used herein shall, unless otherwise noted, have the same meaning as used in the Agreement.

The Agreement currently has an expiration date of July 15, 2002, in the event an acceptable Public Report for Lake Mead Ranchos Units 5 and 7 has not been issued to Mego's satisfaction by said date. Mego has determined that such Public Report will not be issued by July 15, 2002 and the parties desire to extend the outside date for receipt of the Public Report and consummation of the Stock Closing to August 15, 2002. Accordingly, the parties hereby agree as follows.

     1. On July 15, 2002, Mego shall deliver the $200,000.00 cash consideration for the acquisition of the One Acre Lots.

     2. On July 15, 2002, AD shall deliver to escrow for collateral purposes the AD Stock in the form required by the Agreement, to escrow. Title to the One Acre Lots shall, on the Stock Closing date, be subject only to matters shown on EXHIBIT "B" to the Agreement, PERMITTED EXCEPTIONS.

     3. The outside date for the Stock Closing is hereby extended until August 15, 2002.

     4. In the event the Stock Closing does not occur on or before August 15, 2002 and the Agreement is not otherwise extended, AD will return the $200,000.00 to Mego on or before October 1, 2002 and the deed will be released from escrow and returned to AD.

     5. Other than as amended hereby, the Agreement shall remain in full force and effect.

Very  truly  yours,

MEGO  FINANCIAL  CORP.

_____________________________
Jon  A.  Joseph,  Senior  Vice  President

UNDERSTOOD,  ACCEPTED  AND  AGREED:

ATLANTIC  DEVELOPMENT  CORPORATION

______________________________
By:  Susan  R.  Mardian,  President

______________________________
Susan  R.  Mardian

______________________________
Lori  A.  Mardian

______________________________
Leonard  K.  Mardian

For  the  purpose  of being bound only pursuant to Section 6.1 of the Agreement.

cc:  Bob  Understein
     Gregg  McMurtrie
     Don  Bellak
     Mark  Prasse
     Al  Kingham